UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)

ENVIROKARE TECH, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

29404N-209
(CUSIP Number)

Walter F.X. Healy
Windels Marx Lane & Mittendorf, LLP
156 West 56th Street
New York, New York 10019
Tel.: (212) 237-1000 Fax: (212) 262-1215
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 14, 2006
(Date of Event which Requires Filing of This Statement)

CUSIP No. 29404N-209	Page 2 of 6

	1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Steve Pappas
	2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [__] (b) [ X ]
	3. SEC USE ONLY
	4. SOURCE OF FUNDS	PF
	5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[___]
	6. CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	13,526,400
	8. SHARED VOTING POWER	250,000
	9. SOLE DISPOSITIVE POWER	13,526,400
	10. SHARED DISPOSITIVE POWER	250,000
	11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock Warrants/Options to acquire common stock	8,301,400 5,475,000
	12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[___]
	13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	27.0%
	14. TYPE OF REPORTING PERSON	IN

CUSIP No. 29404N-209	Page 3 of 6

This Statement on Schedule 13D, dated March 14, 2001 and initially filed by the undersigned, STEVE PAPPAS, as amended by Amendment No. 1 dated June 11, 2001, Amendment No. 2 dated November 9, 2001, Amendment No. 3 dated November 15, 2001, Amendment No. 4 dated April 3, 2002, Amendment No. 5 dated June 27, 2002 and Amendment No. 6 dated March 14, 2003 (as so amended, the “Schedule 13D”), is hereby further amended by this Amendment No. 7 dated September 18, 2006 to reflect certain changes in the information previously filed by Mr. Pappas relating to the outstanding Common Stock, par value $.001 per share (the “Common Stock”), of Envirokare Tech, Inc., a Nevada corporation (the “Issuer”). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

NOTE: The percentage ownership calculations in this Amendment No. 7 are based on 45,556,174 shares of the Issuer’s Common Stock outstanding at June 30, 2006, as shown in the Issuer’s Form 10-QSB for the quarter ended on that date.

Item 1.  Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

Class of Securities:	Common Stock, par value $.001

Name of Issuer:	ENVIROKARE TECH, INC.

Address of Issuer:	641 Lexington Avenue, 14th Floor
New York, NY 10022
Tel.: (212) 634-6333 Fax: (212) 634-6339

Item 2.  Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a)    Name: This Statement is filed by STEVE PAPPAS (the "Reporting Person") as the direct beneficial owner of 13,526,400 shares of Common Stock of the Issuer and indirect beneficial owner of 250,000 shares of Common Stock of the Issuer owned by his wife, as to which the Reporting Person disclaims beneficial ownership.

(b)    Residence or business address: The principal business address of the Reporting Person is 9201 Fourth Avenue, Brooklyn, New York 11209.

(c)    Principal business or occupation: Managing General Partner of SPL Associates based in Brooklyn, New York. SPL has acquired and manages numerous large-scale residential and commercial real estate holdings in New York. The Reporting Person was President of the Issuer from March 2001 until March 2003 and continues to serve as a Director of the Issuer. The Reporting Person was the founder and President of Servco Leasing Corporation from 1970 to 1980, during which time Servco became the largest third-party leasing company for Xerox equipment. The Reporting Person has over 30 years of entrepreneurial, corporate, executive and real estate management and development experience.

CUSIP No. 29404N-209	Page 4 of 6

(d)    Prior Convictions: Not applicable.

(e)    Securities Law Violations: Not applicable.

(f)    Citizenship: The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The funds for the purchases of the Issuer’s securities reported in this Schedule 13D were provided from the Reporting Person's personal funds. No funds were borrowed for this purpose.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The purpose of the ownership of securities of the Issuer by the Reporting Person is solely for investment purposes.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)	Aggregate number of securities: 13,776,400 shares of Common Stock* Percentage of class of securities 27.0%

* NOTE: Reporting Person has direct beneficial ownership of 8,051,400 shares of Common Stock and immediately exercisable warrants and options to purchase 5,475,000 shares of Common Stock. The Reporting Person has indirect beneficial ownership of 250,000 shares of Common Stock owned by his wife, as to which the Reporting Person disclaims beneficial ownership. This Schedule 13D does not include 6,200,000 shares of Common Stock owned by adult children of the Reporting Person who do not reside with him. The Reporting Person disclaims beneficial ownership as to the securities of the Issuer held by his children.

(b)	Sole voting power: 13,526,400 Shared voting power: 250,000 Sole dispositive power: 13,526,400 Shared dispositive power: 250,000

(c)	The Reporting Person has not effected any transactions in securities of the Issuer during the past sixty days.

CUSIP No. 29404N-209	Page 5 of 6

(d)    No other person has such rights other than the Reporting Person.

(e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

In June 2005, the Issuer commenced an action (the “Lawsuit”) against the Reporting Person in the U.S. District Court for the Southern District of New York (Index No. 05 Civ. 5515 (LAK)). The Issuer has described the Lawsuit in its prior SEC filings, including in Item 3 of its Annual Report on SEC Form 10-KSB for the fiscal year ended December 31, 2005.

On April 14, 2006, the Issuer and the Reporting Person entered into a Standstill Agreement covering the termination of the Lawsuit. The Issuer previously outlined the terms of the Standstill Agreement in its SEC Form 8-K filed April 17, 2006 and filed the Standstill Agreement as an exhibit to its Form 8-K. The Standstill Agreement is also attached as an exhibit to this Schedule 13D.

The Standstill Agreement sets forth provisions relating to securities of the Issuer held by the Reporting Person, as follows: (1) a voting rights suspension for a period of five years applied to all shares of the Issuer owned by the Reporting Person; (2) that the Reporting Person will not become an officer of either the Issuer or one or more of its affiliates; (3) that the Reporting Person will not solicit proxies in opposition to or from or become part of any group in opposition to current members of the Issuer’s Board of Directors; (4) that the Reporting Person will sell or dispose of his shares of Common Stock of the Issuer only in the open market; (5) that the Issuer will issue to the Reporting Person stock options to purchase 1,200,000 shares of common stock within 10 years of date of issuance at an exercise price of $0.965 per share; and (6) that the Reporting Person shall receive an exercise credit in the amount of $200,000 toward the exercise of any options or warrants which he has in the Issuer.

CUSIP No. 29404N-209	Page 6 of 6

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Standstill Agreement dated April 14, 2006 between the Issuer and the Reporting Person.

DISCLAIMER OF BENEFICIAL OWNERSHIP

See Item 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2006

/s/ Steve Pappas Steve Pappas